UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jumei International Holding Limited
(Name of Subject Company (issuer))

Jumei Investment Holding Limited
a wholly owned subsidiary of
Super ROI Global Holding Limited

(Names of Filing Persons (offerors))

Leo Ou Chen

(Names of Filing Persons (other person(s)))

Class A Ordinary Shares, par value US$0.00025 per share*
(Title of Class of Securities)

48138L107**
(CUSIP Number of Class of Securities)

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

c/o 20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

+86-10 5280 2802

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86-10-6535-5500	Michael J. Mies, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee****
$ 127,515,764.69	$ 16,551.55

* Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer (the “Class A Ordinary Shares”).

** This CUSIP number applies to the issuer’s ADSs.

*** Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $2.00 for 63,255,412 outstanding Class A Ordinary Shares and ADSs of the issuer subject to the transaction plus (b) the product of 393,218 Class A Ordinary Shares issuable under all outstanding and unexercised options with exercise prices of less than $2.00 multiplied by $1.17502 per option share (which is the difference between the $2.00 per Class A Ordinary Share merger consideration and the weighted average exercise price of the options of $0.82498 per Class A Ordinary Share), plus (c) the product of 271,452 Class A Ordinary Shares underlying the restricted share units multiplied by $2.00 per Class A Ordinary Share ((a), (b) and (c) together, the “Transaction Valuation”).

**** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A            Filing Party: N/A

Form or Registration No.: N/A          Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this  “Schedule TO”) is filed by Super ROI Global Holding Limited, a company organized and existing under the laws of the British Virgin Islands (“Parent”), Jumei Investment Holding Limited, a company organized and existing under the laws of the Cayman Islands and wholly-owned subsidiary of Parent (“Purchaser”) and Mr. Leo Ou Chen. Parent is ultimately wholly owned by The Leo Chen Trust. Vistra Trust (Singapore) Pte Limited is the trustee of The Leo Chen Trust, with Mr. Chen as settlor and Mr. Chen and his family as beneficiaries. Mr. Chen is the founder, the chairman of the board of directors of Jumei International Holding Limited, a company organized and existing under the laws of the Cayman Islands (“Jumei”), the chief executive officer and the acting chief financial officer of Jumei. This Schedule TO relates to the offer by Purchaser to purchase all the outstanding class A ordinary shares, par value $0.00025 per share (the “ Class A Ordinary Shares”), and American depositary shares (the “ADSs,” each representing ten Class A Ordinary Shares) of Jumei, other than Class A Ordinary Shares owned by Parent and Purchaser, at a purchase price of $2.00 per Class A Ordinary Share or $20.00 per ADS, net to the seller in cash, without interest and less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2020 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letters of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii)(which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letters of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning Jumei,” which is incorporated herein by reference.

(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.

(c)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of the Shares; Dividends,” which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer—Section 8. Certain Information Concerning the Offeror Group” and in “Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.

(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Offeror Group” and in “Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.

(c)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Offeror Group” and in “Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 7. Summary of the Merger Agreement,” “Special Factors—Section 10. Interests of Jumei’ Directors and Executive Officers in the Offer and the Merger,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Certain Tax Consequences,” “The Offer—Section 10. Dividends and Distributions,” “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 9. Related Party Transactions” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b)   Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 7. Summary of the Merger Agreement” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of Jumei’s Business if the Offer Is Not Completed,” “Special Factors—Section 7. Summary of the Merger Agreement” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 10.    Financial Statements.

(a)   The financial statements of Parent and Purchaser are not material to the Offer.

(b)   The pro forma financial statements of Parent and Purchaser are not material to the Offer.

Item 11.    Additional Information.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 7. Summary of the Merger Agreement” “Special Factors—Section 9. Related Party Transactions” and “Special Factors—Section 10. Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 8. Appraisal Rights; Rule 13e-3,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Certain Tax Consequences,” “The Offer—Section 11. Conditions to the Offer,” “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” and in “Schedule C—Companies Law Cap. 22 (Law 3 Of 1961 as Consolidated and Revised) of the Cayman Islands – Section 238,” which is incorporated herein by reference.

(a)(3) and (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(5) Not applicable.

(b)   Reference is made to the information set forth in the Offer to Purchase and the Letters of Transmittal, which is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 26, 2020.

(a)(1)(ii)	Form of Share Letter of Transmittal.

(a)(1)(iii)	Form of ADS Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Securities Intermediaries.

(a)(1)(vii)	Form of Withdrawal Letter

(a)(1)(viii)	Press Release issued by Jumei International Holding Limited on February 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by Jumei International Holding Limited on February 25, 2020).

(b)(1)	Debt Commitment Letter, dated February 25, 2020, among Mr. Leo Ou Chen, Jumei Investment Holding Limited, Super ROI Global Holding Limited and Tiga Investments Pte. Ltd. (incorporated by reference to Exhibit D to the Schedule 13D/A filed to SEC by Mr. Leo Ou Chen, Jumei Investment Holding Limited and Super ROI Global Holding Limited on February 25, 2020).

(d)(1)	Agreement and Plan of Merger, dated as of February 25, 2020, by and among Jumei International Holding Limited,S uper ROI Global Holding Limited and Jumei Investment Holding Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to SEC by Jumei International Holding Limited on February 25, 2020).

Item 13.    Information Required by Schedule 13E-3.

The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Subject Company Information.

(d)   Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 7. Summary of the Merger Agreement,” “The Offer—Section 6. Price Range of the Shares; Dividends” and “The Offer—Section 10. Dividends and Distributions,” which is incorporated herein by reference.

(e)   Not applicable.

(f)    Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Terms of the Transaction.

(c) through (e) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 8. Appraisal Rights; Rule 13e-3,” “Special Factors—Section 10 Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger” and “The Offer—Section 8. Certain Information Concerning the Offeror Group” and in “Schedule C—Companies Law Cap. 22 (Law 3 Of 1961 as Consolidated and Revised) of the Cayman Islands – Section 238,” which is incorporated herein by reference.

(f)    Not applicable.

Past Contacts, Transactions, Negotiations and Agreements.

(c)   Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 7. Summary of the Merger Agreement” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(e)   Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 7. Summary of the Merger Agreement,” “Special Factors—Section 10. Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Purposes of the Transaction and Plans or Proposals.

(b)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors—Section 5. Effects of the Offer” and “Special Factors—Section 7. Summary of the Merger Agreement,” which is incorporated herein by reference.

(c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 7. Summary of the Merger Agreement,” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Purposes, Alternatives, Reasons and Effects.

(a)   through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” which is incorporated herein by reference.

(d)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of Jumei’s Business if the Offer Is Not Completed,” “Special Factors—Section 8. Appraisal Rights; Rule 13e-3,” “Special Factors—Section 10. Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger,” “The Offer—Section 5. Certain Tax Consequences” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Fairness of the Transaction.

(a)   through (f) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Special Committee and the Board of Directors of Jumei,” “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” and “The Offer—Section 7. Certain Information Concerning Jumei,” which is incorporated herein by reference.

Reports, Opinions, Appraisals and Negotiations.

Not applicable.

Source and Amount of Funds or Other Consideration.

(c)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses,” which is incorporated herein by reference.

The Solicitation or Recommendation.

(d)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger” and “Special Factors—Section 10. Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger” which is incorporated herein by reference.

Financial Statements.

(a)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning Jumei,” which is incorporated herein by reference. The audited financial statements of Jumei as of and for the fiscal years ended December 31, 2017 and December 31, 2018 are incorporated herein by reference to the Consolidated Financial Statements of Jumei included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC by Jumei on April 30, 2019.

(b)   The pro forma financial statements of Jumei are not material to the Offer.

Persons/Assets, Retained, Employed, Compensated or Used.

(b)   None.

Exhibits.

(f)    Section 238 of the Companies Law (Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
		Name:	Leo Ou Chen
		Title:	Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
		Name:	Leo Ou Chen
		Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 26, 2020.

(a)(1)(ii)	Form of Share Letter of Transmittal.

(a)(1)(iii)	Form of ADS Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vii)	Form of Withdrawal Letter

(a)(1)(viii)	Press Release issued by Jumei International Holding Limited on February 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by Jumei International Holding Limited on February 25, 2020).

(b)(1)	Debt Commitment Letter, dated February 25, 2020, among Mr. Leo Ou Chen, Jumei Investment Holding Limited, Super ROI Global Holding Limited and Tiga Investments Pte. Ltd. (incorporated by reference to Exhibit D to the Schedule 13D/A filed to SEC by Mr. Leo Ou Chen, Jumei Investment Holding Limited and Super ROI Global Holding Limited on February 25, 2020).

(d)(1)	Agreement and Plan of Merger, dated as of February 25, 2020, by and among Jumei International Holding Limited, Super ROI Global Holding Limited and Jumei Investment Holding Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to SEC by Jumei International Holding Limited on February 25, 2020).

(f)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).